UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 23, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 23, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 15-23-TR	Date:	July 23, 2015
TECK REPORTS UNAUDITED SECOND QUARTER RESULTS FOR 2015

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported second quarter adjusted profit attributable to shareholders of $79 million, or $0.14 per share, compared with $72 million or $0.13 per share in 2014. Profit attributable to shareholders was $63 million ($0.11 per share) compared with $80 million ($0.14 per share) a year ago.

“Our operations have turned in a solid performance for the quarter," said Don Lindsay, President and CEO. "All of our operations have remained cash flow positive after sustaining capital investment and our balance sheet remains strong with over $6.5 billion of liquidity. This has been achieved notwithstanding a material drop in the U.S. dollar spot coal price since the beginning of 2015.”

Highlights and Significant Items

—	Profit attributable to shareholders was $63 million and EBITDA was $596 million in the second quarter.

—	Gross profit before depreciation and amortization was $676 million in the second quarter compared with $636 million in the second quarter of 2014.

—	Cash flow from operations, before working capital changes, was $531 million in the second quarter of 2015 compared with $520 million a year ago.

—	We have reached agreements with the majority of our customers for the third quarter of 2015, based on a quarterly benchmark of US$93 per tonne for the highest quality product and we expect total sales in the third quarter, including spot sales, to be at least 6.0 million tonnes of steelmaking coal.

—	All critical milestones are being achieved on the Fort Hills oil sands project. The partners are focused on opportunities to manage capital cost in the current economic environment.

—	A falling Canadian dollar, lower oil prices and our cost reduction program have contributed to reduce our U.S. dollar unit costs for our products with copper and coal unit costs falling by US$0.15 per pound and US$17 per tonne, respectively, compared to last year.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com
1    Teck Resources Limited 2015 Second Quarter News Release

—	The Red Dog concentrate shipping season commenced on June 28, with the first vessel sailing. We expect sales of 170,000 tonnes of contained zinc metal in the third quarter and 200,000 tonnes in the fourth quarter reflecting the normal seasonal pattern of Red Dog sales.

—	Our liquidity remains strong at over $6.5 billion inclusive of $1.5 billion cash at July 22, 2015 and US$4.2 billion of undrawn, committed credit facilities. Our cash balance is in line with expectations and consistent with our goal of finishing the year with at least $1.0 billion in cash.

—	On May 28, in response to steelmaking coal market conditions we announced rotating shutdowns totaling three weeks in the third quarter at our steelmaking coal mines. These shutdowns have commenced and further steps to reduce production may be taken in the fourth quarter unless the supply-demand balance in the market improves.

—	On June 25, unexpected ground movement was observed in the area of the SX-EW plant at our Quebrada Blanca Operations in Chile leading to a temporary suspension of cathode production. Partial production has since resumed. Production in the second half of 2015 is expected to be reduced by 5,000 to 10,000 tonnes of copper cathode.

—	As planned, Duck Pond ceased operations on June 30 after exhausting all of its remaining ore resources.

—	On July 9, we increased our cash position by US$162 million as a result of entering into a gold offtake agreement and terminating a separate royalty agreement with subsidiaries of Royal Gold, Inc. related to our Carmen de Andacollo Operation.

—	We were the top-ranked mining company and fourth-ranked company overall named to the Best 50 Corporate Citizens in Canada ranking by media and investment research company Corporate Knights and were also named one of the Top 50 Socially Responsible Corporations in Canada by Sustainalytics, a global responsible investment research firm.

2    Teck Resources Limited 2015 Second Quarter News Release

This management’s discussion and analysis is dated as at July 23, 2015 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and six months ended June 30, 2015 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2014. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2014, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

We are responding to challenging market conditions by focusing management’s efforts on cost reduction initiatives and capital discipline. Prices for all of our major commodities fell significantly in the quarter, putting downward pressure on margins and profits. This has been partly offset by the weaker Canadian dollar.

Our focus on cost reduction has partially mitigated the effects of lower prices. Our site operating costs for our coal business unit were down 15%, or $8 per tonne compared to a year ago. Copper unit costs were also down in both Canadian and U.S. dollar terms and both our copper and zinc business units reported significantly higher profits than in the first quarter of the year. However, our coal business unit profits fell sharply and at the end of June we began our announced program of rotating shutdowns in our coal business unit. During these shutdowns, we expect to be able to reduce inventories while maintaining our unit costs. We may consider additional shutdowns based on our assessment of market conditions. In our zinc business unit we completed the restart of the Pend Oreille mine in the quarter, which is now supplying concentrates to our Trail Operations.

We continue to maintain strong discipline on capital spending. The Fort Hills project remains on time and on budget.

In April we announced a dividend of $0.15 per share compared to a dividend of $0.45 per share which had been our recent practice. In June we extended the maturity of our US$3.0 billion committed line of credit by one year to July 2020 and augmented our liquidity with the addition of a US$1.2 billion committed line of credit maturing June 2017. Subsequent to quarter end we entered into an additional gold streaming arrangement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc., which provided proceeds of US$162 million.

3    Teck Resources Limited 2015 Second Quarter News Release

Profit and Adjusted Profit(1)

Profit attributable to shareholders was $63 million, or $0.11 per share, in the second quarter compared with $80 million or $0.14 per share in the same period last year.

Adjusted profit attributable to shareholders, before items identified in the table below, was $79 million, or $0.14 per share, in the second quarter compared with $72 million or $0.13 per share in the same period last year. The tax item in the current quarter is the effect on our deferred tax balances of a 2% increase in the Alberta corporate tax rate.

Profit and Adjusted Profit
	Three months ended June 30,		Six months ended June 30,
($ in millions)	2015	2014	2015	2014

Profit attributable to shareholders as reported	$63	$80	$131	$149
Add (deduct):
Asset sales and provisions	2	-	(23)	8
Foreign exchange (gains) losses	-	(12)	18	(3)
Derivative losses	-	4	3	2
Tax items	14	-	14	21
Adjusted profit	$79	$72	$143	$177
Adjusted earnings per share	$0.14	$0.13	$0.25	$0.31

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

4    Teck Resources Limited 2015 Second Quarter News Release

FINANCIAL OVERVIEW	Three months ended June 30,		Six months ended June 30,
($ in millions, except per share data)	2015	2014	2015	2014

Revenue and profit
Revenue	$1,999	$2,009	$4,023	$4,093
Gross profit before depreciation and amortization (1)	$676	$636	$1,361	$1,370
Gross profit	$311	$298	$659	$705
EBITDA (1)	$596	$558	$1,142	$1,115
Profit attributable to shareholders	$63	$80	$131	$149

Cash flow
Cash flow from operations	$332	$436	$704	$981
Property, plant and equipment expenditures	$329	$335	$700	$735
Capitalized stripping costs	$175	$199	$341	$403
Investments	$11	$18	$54	$26

Balance Sheet
Cash balances			$1,327	$2,131
Total assets			$37,248	$36,263
Debt, including current portion			$9,072	$7,748

Per share amounts
Profit attributable to shareholders	$0.11	$0.14	$0.23	$0.26
Dividends declared	$0.15	$0.45	$0.15	$0.45

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except coal)
Coal (millions tonnes)	6.6	6.4	13.4	13.1
Copper (2)	93	87	174	172
Zinc in concentrate (3)	179	157	345	320
Zinc - refined	75	72	150	134

Sales (000’s tonnes, except coal)
Coal (millions tonnes)	6.5	6.8	13.3	13.0
Copper (2)	97	87	168	170
Zinc in concentrate (3)	105	111	257	259
Zinc - refined	78	72	151	134

Average prices and exchange rates
Coal (realized US$/tonne)	$95	$111	$101	$121
Coal (realized CAD$/tonne)	$116	$122	$122	$132
Copper (LME cash - US$/pound)	$2.74	$3.08	$2.69	$3.14
Zinc (LME cash - US$/ pound)	$0.99	$0.94	$0.97	$0.93
Average exchange rate (CAD$ per US$1.00)	$1.23	$1.09	$1.24	$1.10

Gross profit margins before depreciation (1)
Coal	28%	24%	31%	29%
Copper	45%	45%	43%	47%
Zinc	27%	27%	28%	24%

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

3)	Includes 6,000 tonnes of pre-commercial production and sales volumes for Pend Oreille in the first quarter.

5    Teck Resources Limited 2015 Second Quarter News Release

BUSINESS UNIT RESULTS

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2015	2014	2015	2014

Revenue
Coal	$764	$833	$1,629	$1,713
Copper	704	650	1,227	1,302
Zinc	530	526	1,165	1,077
Energy	1	-	2	1
Total	$1,999	$2,009	$4,023	$4,093

Gross profit, before depreciation and amortization (1)
Coal	$215	$203	$510	$497
Copper	317	293	527	611
Zinc	143	140	322	261
Energy	1	-	2	1
Total	$676	$636	$1,361	$1,370

Gross profit
Coal	$35	$26	$144	$142
Copper	171	160	268	360
Zinc	105	112	248	203
Energy	-	-	(1)	-
Total	$311	$298	$659	$705

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

6    Teck Resources Limited 2015 Second Quarter News Release

COAL BUSINESS UNIT
	Three months ended June 30,		Six months ended June 30,
($ in millions)	2015	2014	2015	2014

Coal price (realized US$/tonne)	$95	$111	$101	$121
Coal price (realized CAD$/tonne)	$116	$122	$122	$132
Production (million tonnes)	6.6	6.4	13.4	13.1
Sales (million tonnes)	6.5	6.8	13.3	13.0
Gross profit, before depreciation and amortization	$215	$203	$510	$497
Gross profit	$35	$26	$144	$142
Property, plant and equipment expenditures	$23	$51	$48	$130

Performance

Gross profit before depreciation and amortization from our coal business unit increased from year ago levels as the benefits of our cost reduction program and lower fuel prices more than offset lower realized coal prices.

The average realized coal price of US$95 per tonne was 14% lower than the second quarter of 2014, reflecting oversupplied steelmaking coal market conditions and a large drop in spot price assessments. The favourable effect of a stronger U.S. dollar in the second quarter partly offset the lower coal price, which weakened by 5% in Canadian dollar terms compared with the same period a year ago.

Second quarter production of 6.6 million tonnes was 3% higher than the same period a year ago. Unit cash production costs (CAD) at the mines were 15% lower this quarter than in the comparative period as a result of initiatives undertaken through our cost reduction program, slightly higher production rates and lower energy prices.

The table below summarizes the gross profit changes, before depreciation and amortization, in our coal business unit for the quarter:

($ in millions)	Three months ended June 30,

As reported in second quarter of 2014	$203
Increase (decrease):
Coal price realized:
US$ price	(116)
Foreign exchange	79
Sales volume	(8)
Operating costs	58
Coal inventory write-down	(1)
Net increase	12
As reported in current quarter	$215

7    Teck Resources Limited 2015 Second Quarter News Release

Property, plant and equipment expenditures totaled $23 million in the second quarter, of which $16 million was spent on sustaining capital. Capitalized stripping costs were $108 million in the second quarter compared with $137 million a year ago.

We continue to implement the water quality management measures contemplated by our Elk Valley Water Quality Plan. The water treatment facility built at our Line Creek Operations is now expected to be commissioned in the fourth quarter of 2015.

Markets

Coal prices declined further during the quarter. Although Chinese imports have declined substantially compared to the prior year, demand in the rest of the world has been strong for our products, with record first half sales. Given oversupply in the market, we do not expect a substantial recovery in price until a better market balance is established.

Coal prices for the third quarter of 2015 have been agreed with the majority of our quarterly priced customers based on US$93 per tonne for the highest quality products. This is consistent with prices reportedly achieved by our competitors. Additional sales priced on a spot basis will reflect market conditions when sales are concluded.

Operations

Coal processing performance was excellent. The annual cycle of maintenance shutdowns in our processing facilities was completed during the quarter and processing yields were above budget. Despite slightly higher raw strip ratios, mined material movement was 10% higher in the quarter compared to the same period in 2014, owing largely to improved productivity in our truck and shovel operations, supported somewhat by slightly shorter haul distances.

Our cost reduction initiatives continue to produce significant results and remain focused on improvements in equipment and labour productivity, reduced use of contractors, reduced consumable usage and limiting the use of higher cost equipment. However, a number of factors have partially offset the strong performance of our cost reduction program. These included the effects of the strengthening U.S. dollar on some inputs and higher electricity costs.

In the second quarter of 2015, we continued to experience the positive effects of lower energy prices. Combined with reduced fuel usage and equipment productivity improvements from a number of our cost reduction initiatives, energy costs per tonne produced have decreased by 37% compared to the second quarter of 2014.

In response to current market conditions, we began rotating temporary shutdowns of each of our steelmaking coal operations. Three-week shutdowns will be staggered over the summer months among the operations and began in June. By carefully managing the timing and duration of these shutdowns and drawing from existing inventories of clean coal, we will continue to meet all contracted and committed coal sales for our entire suite of coal products. Additional coal production adjustments will be considered over the course of 2015 as market conditions continue to evolve.

On July 11 a localized rainfall event resulted in two separate landslides impacting the main site access road and infrastructure corridor between the mine and plant at the Line Creek Operation. No one was injured and the damage caused to the access road, raw coal conveyor and other
8    Teck Resources Limited 2015 Second Quarter News Release

infrastructure will be repaired, however, the slides have resulted in a suspension of mining and processing activities at the site, but are not expected to affect overall production or sales for the coal business unit.

Cost of Sales

Site cash cost of sales in the second quarter of 2015, before depreciation and inventory write-downs, was $45 per tonne, $8 per tonne or 15% lower than a year ago.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in CAD$ per tonne)	2015	2014	2015	2014

Site cost of sales	$45	$53	$47	$52
Transportation costs	36	37	36	38
Inventory write-down	2	2	1	3
Unit costs (1) (2)	$83	$92	$84	$93

	Three months ended June 30,		Six months ended June 30,
(amounts reported in USD$ per tonne)	2015	2014	2015	2014

Site cost of sales	$36	$49	$38	$47
Transportation costs	30	34	29	35
Inventory write-down	2	2	1	3
Unit costs (1) (2)	$68	$85	$68	$85

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Does not include deferred stripping or capital expenditures.

Our total cost of sales for the quarter also included a $12 per tonne charge for the amortization of deferred stripping costs and $15 per tonne for other depreciation. In U.S. dollar terms, unit costs have fallen by $17 per tonne from $85 per tonne to $68 per tonne due to reductions in the site costs as shown in the Canadian dollar unit cost table and the change in exchange rates.

Outlook

In response to steelmaking coal market conditions, temporary shutdowns began in June and will be staggered over the summer months among the operations. By carefully managing the timing and duration of these shutdowns and drawing from existing inventories of clean coal, we will continue to meet all contracted and committed coal sales for our entire suite of coal products. The durations of the individual site shutdowns may be varied to account for the loss of production from the Line Creek operation noted above.

As a result of the planned temporary shutdowns of our coal mining operations in the third quarter discussed above, production will be reduced by approximately 1.5 million tonnes to 5.7 million tonnes, a reduction of 22% for the quarter, with expected sales to be at least 6 million tonnes.
9    Teck Resources Limited 2015 Second Quarter News Release

Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, timely arrival of vessels, as well as the performance of the rail transportation network and coal-loading facilities.

On an annual basis, in light of the announced adjustments to our production plans in the third quarter we now expect our 2015 coal production to be in the range of 25 to 26 million tonnes. If market conditions do not improve, we may reduce production further in the fourth quarter.

10    Teck Resources Limited 2015 Second Quarter News Release

COPPER BUSINESS UNIT
	Three months ended June 30,		Six months ended June 30,
($ in millions)	2015	2014	2015	2014

Copper price (realized – US$/pound)	$2.76	$3.07	$2.72	$3.16
Production (000’s tonnes)	93	87	174	172
Sales (000’s tonnes)	97	87	168	170
Gross profit, before depreciation and amortization	317	$293	527	$611
Gross profit	$171	$160	$268	$360
Property, plant and equipment expenditures	$68	$86	$144	$202

Gross profit before depreciation and amortization from our copper business unit increased by $24 million in the second quarter compared with a year ago (see table below). This was primarily due to higher sales volumes, positive effects of the stronger U.S. dollar and cost reduction efforts, which more than offset lower realized copper prices.

Second quarter copper production was 15% higher than the first quarter of 2015. Copper production increased by 6,900 tonnes compared to a year ago, with higher production at all operations except for Duck Pond which ceased operating on June 30, 2015. Copper production at Highland Valley Copper was 4,700 tonnes higher than a year ago primarily due to higher grade and recoveries while our share of production from Antamina increased by 1,300 tonnes as a result of record mill throughput during the quarter. Copper production was also higher at both of our Chilean operations, although production was halted at Quebrada Blanca during the last week of June as a precautionary measure due to unanticipated ground movement.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

($ in millions)	Three months ended June 30,

As reported in the second quarter of 2014	$293
Increase (decrease):
Copper price realized (US$ price)	(72)
Sales volume	26
Co-product and by-product revenues	(4)
Smelter processing charges	(9)
Unit operating costs	22
Royalties	8
Copper inventory write-down	(3)
Foreign exchange	56
Net increase	24
As reported in current quarter	$317

Capital expenditures totaled $68 million, including $40 million for sustaining capital and $26 million for new mine development, of which US$18 million was for the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $51 million in the second quarter, lower than the $54 million a year ago.

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Markets

LME copper prices averaged US$2.74 per pound in the second quarter of 2015, up 3.8% over the prior period. Copper prices remained volatile trading off yearly lows shortly after quarter end.

Total reported exchange stocks fell 136,000 tonnes during the quarter to 464,000 million tonnes. Total reported global copper stocks are now estimated to be 23 days of global consumption, below the estimated 25 year average of 28.5 days of global consumption.

Operational issues at copper mines continue to impact current and future mine production. The large copper surpluses forecast for 2015 have moved closer to balance despite moderating demand growth. Market fundamentals remain positive over the medium term to long term with supply constrained by lower grades and ongoing operational difficulties. Current low prices may exacerbate future supply limitations as more projects are delayed or deferred.

Operations

Highland Valley Copper

Copper production was 40,100 tonnes in the second quarter or 13% higher than a year ago, due to higher copper grades and higher recoveries. Mill throughput was lower than a year ago due to harder ore in the current phase of the Valley pit. Molybdenum production declined to 0.9 million pounds from 1.3 million pounds a year ago primarily due to lower grade, partially offset by higher recovery.

Operating costs increased $37 million or 31% than in the same period a year ago as a result of higher sales. Unit costs were similar to a year ago.

As we continue to mine the higher grade but harder ore in the current phase of the Valley pit, throughput and grades are expected to remain similar to the first half for the remainder of 2015. A $68 million crusher relocation project for the Valley pit is progressing on schedule and is expected to be complete in the third quarter. This project provides access to over 30 million tonnes of reserves as part of our current life of mine plan.

Antamina

Copper production in the second quarter increased by 7% compared with a year ago primarily as a result of higher mill throughput. The mix of mill feed in the quarter was 70% copper-only ore and 30% copper-zinc ore compared to 73% and 27%, respectively, in the same period a year ago. Zinc production of 56,400 tonnes in the second quarter increased by 19% compared with a year ago due to higher mill throughput.

Antamina achieved record mill throughput of 14.8 million tonnes for the quarter, an average of 163,000 tonnes per day, 16% higher than the same period last year. Recent debottlenecking projects focused primarily on the crushing and conveying system have enabled throughputs much higher than the 130,000 tonnes per day design capacity of the original expansion project. Throughput rates going forward will be dependent on ore hardness and the mix of ore feeds to the plant, but are expected to continue above original design capacity rates.
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Operating costs in the second quarter were 5% lower compared to a year ago. Significant progress has been made in reducing U.S. dollar unit costs, with savings offset by foreign currency translation and the effects of the weaker Canadian dollar.

Quebrada Blanca

Copper production in the second quarter increased by 10% compared with a year ago due to higher production from the dump leach circuit. Heap leach ore placed increased by 34%, helped by recent capital improvements to the crushing and agglomeration circuit.

Higher than expected ground movement caused some deformation of the buildings and infrastructure in the SX-EW plant area, leading to a temporary shutdown of the facilities and suspension of mining in the area adjacent to the plant as a precautionary measure on June 25. Since then ground movement in the plant area has slowed considerably. Cathode production has now restarted in the south half of the electro-winning (EW) plant to recover copper from recirculating solutions. We continue to assess the full economic and production impact of the situation as we continue geotechnical and structural assessments. We are in discussions with the relevant regulators seeking approval to restart mining in the affected area, including placing a stabilization buttress towards the north end of the plant which will take approximately three months to construct. Once mining in the affected area starts, normal heap leaching activities will resume. In the meantime, mining in other areas of the pit and general maintenance activities are continuing. We expect to operate only the south end of the EW plant at a rate of approximately 40,000 tonnes per annum over the coming weeks while we continue to monitor ground movement and take remedial actions. Production in the second half of 2015 is expected to be reduced by 5,000 to 10,000 tonnes of copper cathode.

Operating costs decreased by $8 million or 12% compared with the same period a year ago as a result of lower sales volumes, continued cost reduction efforts and lower supply costs, offset by foreign currency translation and the effects of the weaker Canadian dollar.

Work continued to progress on updating the permits for the existing facilities for the supergene operation. The review, response and consultation processes by the relevant regulatory agencies are in progress. We expect to receive approval of the Social and Environmental Impact Assessment (SEIA) submitted in July 2014 by the end of the third quarter.

Carmen de Andacollo

Copper production in the second quarter increased by 4% compared with a year ago primarily as a result of higher copper grades and recovery. The mill is back to full production rates following a tailing thickener failure in the first quarter and throughput rates similar to the second quarter are anticipated for the remainder of the year.

Operating costs increased by $5 million or 7% compared with a year ago due to higher sales. U.S. dollar unit costs were similar for the quarter as lower costs for operating supplies and consumables were offset by foreign currency translation and the effects of the weaker Canadian dollar.

In June, Andacollo was charged in connection with alleged environmental infractions. We are in discussions with the environmental authority regarding the charges.
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A dust decontamination plan for the city of Andacollo was signed into law earlier this year which has specific improvement and reporting requirements over the next two years, including for our operation. We have already made substantial improvements to our dust emissions and are in compliance with all requirements in the plan. We continue working closely with the community, government and other stakeholders to further improve the quality of air in Andacollo.

Duck Pond

Duck Pond permanently ceased operations on June 30, 2015. Copper and zinc production in the second quarter was 3,200 and 3,900 tonnes, respectively, compared with 4,000 and 4,500 tonnes, respectively, last year. Copper and zinc production declined due to lower ore grades and lower recoveries as the mine approached closure.

Cost of Sales

Unit cash costs of product sold in the second quarter of 2015 as reported in U.S. dollars, before cash margins for by-products, decreased primarily due to higher sales volumes, continued cost reduction efforts and the favourable effects of a stronger U.S. dollar at our Canadian operations.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2015	2014	2015	2014

Adjusted cash cost of sales (1)	$1.47	$1.71	$1.51	$1.69
Smelter processing charges	0.24	0.22	0.24	0.21

Total cash unit costs before by-product margins (1)	$1.71	$1.93	$1.75	$1.90
Cash margin for by-products (1) (2)	(0.22)	(0.29)	(0.24)	(0.27)
Total cash unit costs after by-product margins (1)	$1.49	$1.64	$1.51	$1.63

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

During the second quarter of 2015, activities to support permitting for the Quebrada Blanca Phase 2 project continued, including additional environmental baseline work to support the submission. Optimization efforts continued focused on capital reduction opportunities.

Other Copper Projects

Targeted studies continue at the Relincho, Galore Creek, Schaft Creek and Mesaba projects as we further explore ways to enhance the value of these projects, and the pre-feasibility study continued to progress at our 50% owned Zafranal copper-gold project located in southern Peru.

14    Teck Resources Limited 2015 Second Quarter News Release

Outlook

Previous production guidance at Quebrada Blanca for 2015 was between 45,000 to 50,000 tonnes of copper. We now expect this to be reduced by 5,000 to 10,000 tonnes as a result of the recent ground movement issues. We expect full year production guidance for copper in the range of 340 to 350 thousand tonnes, in the bottom half of our previous guidance of 340 to 360 thousand tonnes.

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ZINC BUSINESS UNIT
	Three months ended June 30,		Six months ended June 30,
($ in millions)	2015	2014	2015	2014

Zinc price (realized – US$/lb)	$0.98	$0.96	$0.98	$0.93
Production (000’s tonnes)
Refined zinc	75	72	150	134
Zinc in concentrate (1)	163	141	315	293
Sales (000’s tonnes)
Refined zinc	78	72	151	134
Zinc in concentrate (1)	88	93	228	232
Gross profit before depreciation and amortization	$143	$140	$322	$261
Gross profit	$105	$112	$248	$203
Property, plant and equipment expenditures	$25	$44	$41	$80

Note:
1)
Represents production and sales from Red Dog and Pend Oreille, including 6,000 tonnes of pre-commercial production and sales volume for Pend Oreille in the first quarter. Excludes co-product zinc production from our copper business unit.

Performance

Gross profit before depreciation and amortization from our zinc business unit increased by $3 million in the second quarter (see table below). Contributing to the increased gross profit was a 2% rise in zinc prices, the favourable effect of the stronger U.S. dollar and an 8% increase in sales volumes from Trail, partially offset by lower sales at Red Dog.

Refined zinc production from our Trail Operations increased by 4% compared to last year due to improved operating efficiencies in the electrolytic plant and to the improved reliability of the new acid plant, which led to higher throughput.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

($ in millions)	Three months ended June 30,

As reported in the second quarter of 2014	$140
Increase (decrease):
Zinc price realized (US$ price)	10
Sales volume	1
Co-product and by-product contribution	(17)
Unit operating costs	(22)
Royalties	4
Foreign exchange	27
Net increase	3
As reported in current quarter	$143

Capital expenditures include $23 million for sustaining capital.
16    Teck Resources Limited 2015 Second Quarter News Release

Markets

LME zinc prices averaged US$0.99 per pound in the second quarter of 2015, up 5.35% over the prior quarter. Zinc prices were volatile during the quarter hitting both one year lows and highs during the quarter.

Reported zinc exchange stocks fell 8,616 tonnes during the quarter to end the quarter at 644,500 tonnes. Total global reported stocks are now estimated at 33.5 days of global consumption down from the 25 year average of 42 days. Combined exchange stocks have now fallen over 900,000 tonnes since peaking in December 2012.

Demand for refined zinc in our key North American markets has been moderately challenging this quarter with our customers facing headwinds from a harsh U.S. winter, port closures, reduced spending in the oil sector and a significant increase in imported galvanized sheet. Market turbulence in Asia has also impacted sentiment. Zinc stocks however continue to decline in both metal and concentrates. Zinc supply will become further constrained later in 2015 with planned mine closures taking effect.

Operations

Red Dog

Mill throughput was higher than the second quarter of 2014. Zinc grade was similar and recoveries were higher than 2014 resulting in 9% more zinc production. Both higher lead grade and recoveries than 2014 yielded 16% more lead production.

Zinc sales volumes were 14% lower than the second quarter of 2014. Lower sales volumes were due to lower market inventories in the current quarter. Higher treatment charges in the current quarter were offset by higher zinc prices.

Operating costs in the current quarter decreased due to lower fuel and freight costs. Capitalized stripping costs were $16 million in the second quarter compared with $8 million a year ago.

Trail

Zinc production was 4% higher this quarter than in the second quarter of 2014. This was the result of the commissioning of new acid plants in the second quarter of 2014 which resulted in improved acid plant reliability and processing efficiencies. Lead production was impacted by a 15-day annual maintenance shutdown of the KIVCET smelter in June and was 29% lower than a year ago when the annual shutdown occurred in the fourth quarter. Similarly, silver production also decreased by 1.0 million ounces over the same quarter a year ago.

Cost of concentrate purchases increased compared to last year due to higher refined zinc production levels combined with higher zinc prices and the Canadian to U.S. dollar exchange rate. Higher operating costs reflected timing of maintenance work performed during shutdowns. Labour costs were slightly higher as the impact of higher wages was partially offset by work force reductions through attrition and lower energy expenses were the result of less consumption during the KIVCET shutdown.

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Pend Oreille

Mill throughput reached design capacity of 2,000 tonnes per day in June. Zinc grade has improved as ore production from more selective, secondary mining stopes increases. Zinc recovery is continuing to improve towards the target of 90% as mill feed rate and grades stabilize. The restart projected capital cost is unchanged at US$41 million compared to the plan of US$45 million.

Outlook

We now expect the Pend Oreille mine to reach the full production rate of 44,000 tonnes per year of zinc metal by the end of the third quarter of 2015. Additional ground support rehabilitation is required in previously mined areas than anticipated. The ground support is required to permit secondary mining/pillar recovery of higher grade ore sources.

The Red Dog concentrate shipping season commenced on June 28, with the first vessel sailing. We expect sales of 170,000 tonnes of contained zinc metal in the third quarter and 200,000 tonnes in the fourth quarter reflecting the normal seasonal pattern of Red Dog sales.

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ENERGY BUSINESS UNIT

Fort Hills Project
Construction of the Fort Hills project is progressing substantially in accordance with the project schedule. In the second quarter of 2015 our capital expenditures were $204 million compared with a cash spending estimate of $213 million. Our capital expenditures in 2015 were $447 million to date compared with our cash forecast spending estimate which was $466 million. Our share of Fort Hills cash expenditures in 2015 is estimated at $850 million.
Since sanction, the project has achieved and continues to track to key milestones. Engineering activity is progressing well, and is now 85% complete, construction is progressing per plan and is now 35% complete. Equipment and material deliveries are continuing and off-site modular fabrication, site civil works and process facility construction are well underway. Site construction workforce is currently approximately 3,500 and will continue to ramp-up to peak in 2016. The capital cost and schedule outlook have not changed since we announced project sanction in October 2013. First oil is still expected as early as the fourth quarter of 2017, with 90% of our planned production capacity of 180,000 barrels per day (bpd) expected within 12 months. Our share of production is expected to be 36,000 bpd (13 million barrels per year) of bitumen.
We are continuing to review options to sell diluted bitumen into the North American and overseas markets which may include the use of pipelines from Hardisty or rail to access U.S. Gulf Coast refineries and tidewater ports.
Frontier Energy Project

The Frontier project regulatory application review continues with the provincial and federal regulators. We responded to the regulators latest information requests and provided a project update in June 2015. The project update improves the economic and social benefits and overall environmental performance of the project. The revised mine plan incorporates recently acquired adjacent leases and allows for the recovery of an additional 200 million barrels of bitumen for a total recovery of 3.0 billion barrels within a reduced overall project footprint, with lower GHG emissions intensity, lower water use intensity and improvements to our tailings management plan. The earliest anticipated first oil date for our Frontier Project is now 2026, which reflects additional time required for updates to the project in light of a land-swap transaction and revisions to the project scope. The regulatory review process is expected to continue through 2015; making late 2016 the earliest a decision report is expected.
Wintering Hills Wind Power Facility

During the second quarter, our share of the power generation from Wintering Hills was 33 GWhs, resulting in 21,000 tonnes of CO2 equivalent offsets. Our share of expected power generation in 2015 is 135 GWhs, resulting in approximately 85,000 tonnes of CO2 equivalent offsets, although actual generation will depend on weather conditions and other factors.

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OTHER OPERATING COST AND EXPENSES

Other operating expenses, net of other income, were $21 million in the second quarter compared with $35 million a year ago. This includes negative pricing adjustments on copper of $43 million and positive pricing adjustments on zinc and lead of $6 million and $4 million, respectively.

The table below outlines our outstanding receivable positions, provisionally valued at March 31, 2015 and June 30, 2015.

	Outstanding at		Outstanding at
	March 31, 2015		June 30, 2015
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	214	2.73	251	2.60
Zinc	93	0.94	103	0.90

Finance expense was $78 million in the second quarter, $3 million higher than a year ago. Debt interest expense increased due to the effect of the stronger U.S. dollar, as all our debt and related interest expense is U.S. dollar denominated. We capitalized a total of $55 million in interest in the quarter.

Income and resource taxes for the second quarter were $90 million, or 57% of pre-tax profits. This rate is higher than the Canadian statutory rate of 26% mainly as a result of resource taxes and higher rates in foreign jurisdictions. In this quarter, a 2% increase in the Alberta corporate tax rate and other adjustments resulted in an increase in our deferred tax balances, which contributed to the higher rate. Without the effect of these items, our combined income and resources taxes for the quarter would be $68 million and our effective tax rate would be 43%.

The combined effect of resource taxes and higher rates in foreign jurisdictions tends to be magnified in periods when our operating earnings are lower relative to our head office administrative and finance charges incurred in Canada. This occurs because resource taxes and taxes in foreign jurisdictions are based on profits before these head office administrative, finance costs and certain other costs.

Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

20    Teck Resources Limited 2015 Second Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position and credit ratios are summarized in the table below:

	June 30,	December 31,
($ in millions)	2015	2014

Term notes	$7,134	$7,132
Other	129	144
Total debt (US$ in millions)	$7,263	$7,276

Canadian $ equivalent (1)	9,072	8,441
Less cash balances	(1,327)	(2,029)
Net debt	$7,745	$6,412

Debt to debt-plus-equity ratio (2) (3)	32%	31%
Net-debt to net-debt-plus-equity ratio (2)	29%	25%
Average interest rate	4.8%	4.8%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

Our cash position declined from $1.6 billion to $1.3 billion in the quarter. Significant outflows included $204 million on Fort Hills project expenditures. In the second quarter our share of the funding of the Fort Hills project declined from 27.5% to 20% as we completed our earn-in contribution. Our cash balance was augmented in July by US$162 million from the Carmen de Andacollo gold offtake agreement. Our cash flow in the second half of the year will be affected by the seasonality of Red Dog sales and the reduction of inventories. Based on current commodity prices and exchange rates we expect to meet our year-end target of $1.0 billion of cash at existing debt levels.

In June in light of recent market conditions and a change in outlook for the industry as a whole, S&P changed the outlook on its BBB- rating of Teck from stable to negative and Moody’s changed the outlook on its Baa3 rating of Teck from stable to negative. DBRS rates us BBB with a negative trend and Fitch rates us BBB- with a stable outlook.

Operating Cash Flow

Cash flow from operations, before changes in non-cash working capital items, was $531 million in the second quarter compared with $520 million a year ago.

Changes in working capital items absorbed cash of $199 million in the second quarter. The increase in working capital in the quarter was due to higher inventory levels and lower payables in 2015. This is a matter of the timing of a number of operating items.
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Investing Activities

Expenditures on property, plant and equipment were $204 million in the second quarter for the Fort Hills oil sands project, $83 million on sustaining capital and $11 million on major enhancement projects. The largest components of sustaining expenditures were $16 million at our coal operations and $15 million at Highland Valley Copper. Major enhancement expenditures included approximately $7 million at our coal operations.

Capitalized stripping expenditures were $175 million in the second quarter compared with $199 million a year ago. The majority of this item constitutes the advancement of pits for future production at our coal mines.

The table below summarizes our year-to-date capital spending for 2015:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub- total	Capitalized Stripping	Total

Coal	$34	$14	$-	$48	$209	$257
Copper	78	6	60	144	100	244
Zinc	32	9	-	41	32	73
Energy	4	-	462	466	-	466
Corporate	1	-	-	1	-	1
	$149	$29	$522	$700	$341	$1,041

Financing Activities

Financing activities in the second quarter consisted of capital lease repayments of $14 million (2014 - $24 million) and debt interest payments of $39 million (2014 - $33 million). We distributed $3 million to minority interests in our operations (2014 - $4 million). In addition, Antamina refinanced a loan of which our portion was $28 million. This is included in both issuance and repayment of debt on our cash flow statement.

During the quarter we extended the maturity on our US$3 billion revolving credit facility by one year to July 2020. There were no other changes to the facility’s principal terms. We also put in place a new US$1.2 billion revolving credit facility maturing in June 2017 in order to provide additional liquidity should circumstances require it.

OUTLOOK

We continue to experience challenging markets for our products and prices for some of our products have declined. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. Demand for coal, particularly in China, has weakened substantially. Increased supply from Australian mines has also put downward pressure on coal prices. The weakness in some of these markets may persist for some time and, if of a long-term nature, could affect the fair value of our operating assets, which could require adjustments to company values. We are also significantly affected by foreign exchange rates. In the last six months, the U.S. dollar strengthened by approximately 8% against the Canadian dollar, which has had a positive effect
22    Teck Resources Limited 2015 Second Quarter News Release

on the profitability of our Canadian operations. It will, to a lesser extent, put upward pressure on the portion of our operating costs and capital spending that is denominated in U.S. dollars.

In October 2013, we approved an estimated $2.9 billion (our share) to complete the development of the Fort Hills oil sands project, of which approximately $1.8 billion remains to be spent at the end of June 2015. We have access to cash and credit lines which are expected to be sufficient to meet our capital commitments and working capital needs over this period. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program, our capital spending and key markets as conditions evolve.

Previous production guidance at Quebrada Blanca for 2015 was between 45,000 to 50,000 tonnes of copper. We now expect this to be reduced by 5,000 to 10,000 tonnes as a result of the recent ground movement issues. We expect full year production guidance for copper in the range of 340 to 350 thousand tonnes, in the bottom half of our previous guidance of 340 to 360 thousand tonnes.

In addition, we could be subject to labour unrest or other disturbances as a result of delays in or the failure of negotiations of new contracts, which could limit our ability to maintain coal or copper production in accordance with our plans. If this were to occur, the potential shortfall in planned production could be material.

We continue to monitor market conditions for steelmaking coal and further steps to reduce production may be taken in the fourth quarter unless the supply-demand balance in the market improves.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2015, $6.2 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into
23    Teck Resources Limited 2015 Second Quarter News Release

account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2015		2014				2013
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	$1,999	$2,024	$2,256	$2,250	$2,009	$2,084	$2,376	$2,524	$2,152

Gross profit	311	348	416	414	298	407	546	597	582

EBITDA (1)	596	546	582	651	558	557	766	815	670

Profit attributable to shareholders	63	68	129	84	80	69	232	267	143

Earnings per share	$0.11	$0.12	$0.23	$0.14	$0.14	$0.12	$0.40	$0.46	$0.25

Cash flow from operations	332	372	743	554	436	545	769	656	690

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

OUTSTANDING SHARE DATA

As at July 22, 2015 there were 566.8 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 16.1 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 19 of our 2014 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal control over financial reporting during the quarter ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS – IMPAIRMENT TESTING

In preparing consolidated financial statements, management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses across all reportable segments. Management makes estimates and judgments that are believed to be reasonable under the circumstances. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates and judgments are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to
24    Teck Resources Limited 2015 Second Quarter News Release

occur from period to period. Impairment testing is an area that requires significant judgment, both in assessing whether certain factors would be considered an indicator of impairment and when an indicator is present, determining the assumptions used in preparing discounted cash models.

We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, when impairment testing is required. When impairment testing is required, discounted cash flow models are used to estimate the recoverable amounts of respective assets. Significant assumptions used in preparing these discounted cash flow models include commodity prices, reserves and resources, operating costs, capital expenditures, discount rates, foreign exchange rates, tax assumptions and inflation rates. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate and are reviewed by senior management. Changes in these inputs may alter the results of impairment testing, the amount of impairment charges recorded in the statement of income and the resulting carrying values of assets.

During the second quarter we performed a detailed review of impairment indicators across all of our operations and assets. For Teck Coal, Quebrada Blanca and Carmen de Andacollo, we perform impairment testing of our goodwill annually. Our last goodwill impairment test was completed as at October 31, 2014. Since that date, we have not identified an indicator of impairment for any of our cash-generating units that would require us to perform an updated analysis of our impairment with the exception of Fort Hills, which is outlined in more detail below. Even in the absence of an indicator of impairment, we continuously assess commodity prices, discount rates, operating costs, capital expenditures and other key assumptions to determine what effect, if any, updated information could have on our most recent impairment test results. Based on this analysis, we have not identified any significant changes in our assumptions since our disclosures as at December 31, 2014. We have provided further detail below on the sensitivity of our Teck Coal mine sites to impairment since our previous disclosure considered goodwill sensitivity only.

Fort Hills

During the second quarter, in light of conditions in the oil market, we performed an analysis of impairment of our 20% interest in the Fort Hills project and did not identify an impairment loss. We account for our investment in Fort Hills as a joint operation and record our share of the assets, liabilities, revenue and expenses and cash flows from the operation. As at June 30, 2015, our net carrying value for our 20% interest in the Fort Hills project was approximately $2.3 billion. The majority of our carrying value is classified as mineral properties and leases within property, plant and equipment.

The recoverable amount of our 20% interest in Fort Hills was estimated on a fair value less cost of disposal basis. Fair value less cost of disposal was estimated using a discounted cash flow methodology taking into account assumptions likely to be made by market participants. Cash flow projections are based on the life of mine plan for Fort Hills and the cash flows cover a period of 56 years.

Given the nature of expected cash flows used to estimate the recoverable amount, material changes could occur over time as the cash flows are significantly affected by the key assumptions used to estimate the fair value less cost of disposal. For the purposes of estimating
25    Teck Resources Limited 2015 Second Quarter News Release

the recoverable amount, we have applied an assumed long-term WTI oil price of US$82/barrel and our share of estimated remaining development capital expenditures of $1.8 billion.

Based on these assumptions, the estimated recoverable amount in respect of our interest in Fort Hills exceeds the carrying value by a significant amount. The recoverable amount is sensitive to changes in key assumptions and future changes in these assumptions, individually or in combination, could result in the recoverable amount being less than the carrying value and an impairment adjustment might result.

Teck Coal

The recoverable amounts of our coal operations are most sensitive to the long-term commodity price and foreign exchange rate assumptions. Our last impairment test performed in 2014 used a long-term coal price of US$185/tonne. We note that at a US/CAD exchange rate of 1.25, a reduction in the long-term price of greater than 24% to below US$140 per tonne would be required before our recoverable fair market value fell below our current carrying value for the coal business unit as a whole and this is without including the benefit of the on-going cost reduction program that has been implemented in the first six months of 2015 and cost reductions that could be implemented in a lower price environment going forward.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Accounting Developments

New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standard or interpretation in the annual period for which it is required.

Revenue from Contracts with Customers

In May 2014, the IASB and the Financial Accounting Standards Board (FASB) completed their joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (U.S. GAAP). As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) to replace IAS 18, Revenue and IAS 11, Construction Contracts and the related interpretations on revenue recognition.

The new revenue standard introduces a single principles-based five-step model for the recognition of revenue when control of a good or service is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine transaction price, allocate the transaction price, and recognize revenue when a performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers, and improves the comparability of revenue from contracts with customers.

In May 2015, the IASB issued an exposure draft that proposes to delay the effective of IFRS 15 by one year to annual periods beginning on or after January 1, 2018 to align with the timing of the new U.S. GAAP revenue standard. IFRS 15 is currently effective for annual periods
26    Teck Resources Limited 2015 Second Quarter News Release

beginning on or after January 1, 2017, with early adoption permitted. The comment period for the exposure draft ended July 3, 2015.

We are assessing the effect of this standard on our financial statements.

Financial Instruments

IFRS 9, Financial Instruments (IFRS 9), addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the completed version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income, and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedging section of the final IFRS 9 standard remains relatively unchanged from when the new hedging accounting section of IFRS 9 was second introduced in November 2013. The new hedge accounting model aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The new hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosure. The IASB currently has a separate project on macro hedging activities and until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.
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The completed version of IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard and its related amendments on our financial statements.

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REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2015	2014	2015	2014

REVENUE
Coal	$764	$833	$1,629	$1,713

Copper
Highland Valley Copper	322	266	476	490
Antamina	147	149	296	327
Quebrada Blanca	78	92	168	190
Carmen de Andacollo	122	109	237	247
Duck Pond	35	29	45	41
Other	-	5	5	7
	704	650	1,227	1,302

Zinc
Trail	452	450	930	842
Red Dog	150	147	384	355
Pend Oreille	19	-	19	-
Other	3	2	5	5
Inter-segment sales	(94)	(73)	(173)	(125)
	530	526	1,165	1,077
Energy	1	-	2	1
TOTAL REVENUE	$1,999	$2,009	$4,023	$4,093

GROSS PROFIT (LOSS)
Coal	$35	$26	$144	$142

Copper
Highland Valley Copper	101	90	126	164
Antamina	70	75	143	187
Quebrada Blanca	(9)	(16)	(18)	(20)
Carmen de Andacollo	18	12	26	34
Duck Pond	(9)	(5)	(14)	(9)
Other	-	4	5	4
	171	160	268	360

Zinc
Trail	17	34	52	36
Red Dog	84	80	192	168
Pend Oreille	(1)	-	(1)	-
Other	5	(2)	5	(1)
	105	112	248	203
Energy	-	-	(1)	-
TOTAL GROSS PROFIT	$311	$298	$659	$705

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COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the table below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2015	2014	2015	2014

OPERATING COSTS
Coal	$309	$371	$634	$719

Copper
Highland Valley Copper	158	121	253	228
Antamina	39	41	83	81
Quebrada Blanca	57	65	120	130
Carmen de Andacollo	74	69	152	150
Duck Pond	31	23	42	29
Other	-	1	-	3
	359	320	650	621

Zinc
Trail	104	98	195	192
Red Dog	26	28	73	72
Pend Oreille	17	-	17	-
Other	(2)	2	-	4
	145	128	285	268

Energy	-	-	-	-
Total operating costs	$813	$819	$1,569	$1,608

TRANSPORTATION COSTS
Coal	$239	$257	$481	$492

Copper
Highland Valley Copper	11	11	18	20
Antamina	4	5	8	10
Quebrada Blanca	1	2	3	3
Carmen de Andacollo	7	5	13	15
Duck Pond	1	2	2	3
	24	25	44	51

Zinc
Trail	31	30	67	59
Red Dog	19	17	46	46
Pend Oreille	-	-	-	-
Other	-	2	-	2
	50	49	113	107
Total transportation costs	$313	$331	$638	$650

CONCENTRATE PURCHASES

Trail	$280	$273	$576	$525
Inter-segment purchases	(94)	(73)	(173)	(125)
Total concentrate purchases	$186	$200	$403	$400

30    Teck Resources Limited 2015 Second Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2015	2014	2015	2014

ROYALTY COSTS
Coal	$1	$2	$4	$5
Copper
Highland Valley Copper	-	2	-	3
Antamina	3	9	5	15
Duck Pond	1	1	1	1
	4	12	6	19

Zinc
Red Dog	6	9	42	41
Total royalty costs	$11	$23	$52	$65

DEPRECIATION AND AMORTIZATION
Coal	$180	$177	$366	$355

Copper
Highland Valley Copper	52	42	79	75
Antamina	31	19	57	34
Quebrada Blanca	29	41	63	77
Carmen de Andacollo	23	23	46	48
Duck Pond	11	8	14	17
	146	133	259	251

Zinc
Trail	20	15	40	30
Red Dog	15	13	31	28
Pend Oreille	3	-	3	-
	38	28	74	58
Energy	1	-	3	1
Total depreciation and amortization	$365	$338	$702	$665
TOTAL COST OF SALES	$1,688	$1,711	$3,364	$3,388

31    Teck Resources Limited 2015 Second Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2015	2014	2015	2014

Coal	$108	$137	$209	$268

Copper
Highland Valley Copper	35	30	64	67
Antamina	15	15	31	31
Quebrada Blanca	-	8	3	17
Carmen de Andacollo	1	1	2	1
	51	54	100	116

Zinc
Red Dog	16	8	32	19
Total	$175	$199	$341	$403

32    Teck Resources Limited 2015 Second Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended June 30,		Six months ended June 30,
Coal	2015	2014	2015	2014

Waste production (million BCM’s)	73.9	67.4	140.8	133.3
Clean coal production (million tonnes)	6.6	6.4	13.4	13.1

Clean coal strip ratio (waste BCM’s/coal tonnes)	10.8:1	10.2:1	10.1:1	9.8:1
Sales (million tonnes)	6.5	6.8	13.3	13.0

Highland Valley Copper

Tonnes mined (000's)	30,874	30,953	56,866	59,664
Tonnes milled (000's)	11,625	12,701	22,768	23,457

Copper
Grade (%)	0.39	0.32	0.35	0.31
Recovery (%)	88.1	86.5	87.9	85.1
Production (000's tonnes)	40.1	35.4	70.0	62.3
Sales (000's tonnes)	45.5	35.9	67.0	64.0
Molybdenum
Production (million pounds)	0.9	1.3	1.8	2.3
Sales (million pounds)	0.9	1.1	2.2	2.3

Antamina

Tonnes mined (000's)	56,944	49,797	106,731	95,634
Tonnes milled (000's)
Copper-only ore	10,355	9,260	19,281	18,353
Copper-zinc ore	4,476	3,496	8,430	6,132
	14,831	12,756	27,711	24,485
Copper (1)
Grade (%)	0.74	0.77	0.76	0.88
Recovery (%)	81.4	80.6	81.3	84.2
Production (000's tonnes)	86.2	80.4	168.4	181.8
Sales (000's tonnes)	80.4	81.6	161.5	174.5

Zinc (1)
Grade (%)	1.43	1.56	1.57	1.60
Recovery (%)	78.3	82.7	79.9	81.8
Production (000's tonnes)	56.4	47.4	104.4	80.3
Sales (000's tonnes)	48.5	51.1	103.6	86.9

Molybdenum
Production (million pounds)	1.3	0.6	2.3	2.4
Sales (million pounds)	1.0	0.9	2.1	3.2

Note:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

33    Teck Resources Limited 2015 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
Quebrada Blanca	2015	2014	2015	2014

Tonnes mined (000's)	6,920	7,866	13,250	16,310
Tonnes placed (000's)
Heap leach ore	1,814	1,358	3,352	2,664
Dump leach ore	1,421	2,106	1,886	3,117
	3,235	3,464	5,238	5,781
Grade (SCu%) (1)
Heap leach ore	0.67	0.68	0.69	0.73
Dump leach ore	0.31	0.27	0.30	0.26

Production (000's tonnes)
Heap leach ore	7.0	7.1	13.9	15.6
Dump leach ore	4.5	3.3	9.8	8.7
	11.5	10.4	23.7	24.3
Sales (000's tonnes)	10.1	12.3	22.3	24.7

Note:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	6,512	7,469	14,002	15,033
Tonnes milled (000’s)	4,545	4,576	8,655	9,175
Copper
Grade (%)	0.44	0.43	0.45	0.43
Recovery (%)	88.4	86.8	88.0	87.2
Production (000’s tonnes)	17.8	17.2	33.9	34.8
Sales (000’s tonnes)	17.4	16.2	33.6	34.5

Gold (1)
Production (000’s ounces)	11.8	12.5	22.1	24.8
Sales (000’s ounces)	10.4	10.1	19.7	21.2

Copper cathode
Production (000’s tonnes)	1.2	1.2	2.2	2.2
Sales (000’s tonnes)	1.0	1.1	2.0	2.1

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.

Duck Pond

Tonnes mined (000's)	70	267	176	317
Tonnes milled (000’s)	170	175	310	302
Copper
Production (000's tonnes)	3.1	4.0	6.1	7.2
Sales (000's tonnes)	5.0	3.6	6.8	5.6
Zinc
Production (000's tonnes)	4.0	4.5	7.0	8.6
Sales (000's tonnes)	5.7	7.1	5.7	7.1
34    Teck Resources Limited 2015 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
Trail	2015	2014	2015	2014

Concentrate treated (000’s tonnes)
Zinc	129	133	273	248
Lead	28	38	64	73
Metal production
Zinc (000's tonnes)	75.2	71.9	150.4	134.0
Lead (000's tonnes)	16.1	22.6	37.9	42.9
Silver (million ounces)	4.9	5.8	10.6	11.0
Gold (000's ounces)	13.4	14.2	28.4	26.5

Metal sales
Zinc (000's tonnes)	78.1	72.1	151.3	134.0
Lead (000's tonnes)	16.8	22.0	37.9	41.0
Silver (million ounces)	4.9	5.8	10.5	10.9
Gold (000's ounces)	12.7	15.7	29.3	27.3

Red Dog

Tonnes mined (000's)	3,268	2,862	6,310	5,988
Tonnes milled (000's)	1,093	1,046	2,156	2,123
Zinc
Grade (%)	16.5	16.5	16.5	16.7
Recovery (%)	85.8	82.1	84.6	82.9
Production (000's tonnes)	154.7	141.5	300.6	293.2
Sales (000's tonnes)	80.3	92.9	214.0	232.4
Lead
Grade (%)	4.8	4.6	4.7	4.3
Recovery (%)	58.8	55.0	60.5	61.2
Production (000's tonnes)	31.0	26.7	61.7	56.1
Sales (000's tonnes)	5.6	-	5.6	-

Pend Oreille (1)

Tonnes mined (000's)	161	-	274	-
Tonnes milled (000's)	159	-	282	-
Zinc
Grade (%)	6.4	-	6.0	-
Recovery (%)	83.1	-	84.4	-
Production (000's tonnes)	8.4	-	14.4	-
Sales (000's tonnes)	8.4	-	14.4	-
Lead
Grade (%)	1.4	-	1.5	-
Recovery (%)	70.8	-	72.5	-
Production (000's tonnes)	1.5	-	3.0	-
Sales (000's tonnes)	1.5	-	3.0	-

Note:
(1)	Includes pre-commercial production and sales in the first quarter.
35    Teck Resources Limited 2015 Second Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to gross profit before depreciation and amortization, gross profit margins before depreciation, EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the London Metal Exchange.

Adjusted cash cost of sales for our coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product,
36    Teck Resources Limited 2015 Second Quarter News Release

the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of EBITDA

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2015	2014	2015	2014

Profit attributable to shareholders	$63	$80	$131	$149
Finance expense net of finance income	78	74	156	142
Provision for income and resource taxes	90	66	153	159
Depreciation and amortization	365	338	702	665
EBITDA	$596	$558	$1,142	$1,115

37    Teck Resources Limited 2015 Second Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2015	2014	2015	2014

Gross profit	$311	$298	$659	$705
Depreciation and amortization	365	338	702	665
Gross profit before depreciation and amortization	$676	$636	$1,361	$1,370

Reported as:
Coal	$215	$203	$510	$497

Copper
Highland Valley Copper	153	132	205	239
Antamina	101	94	200	221
Quebrada Blanca	20	25	45	57
Carmen de Andacollo	41	35	72	82
Duck Pond	2	3	-	8
Other	-	4	5	4
	317	293	527	611

Zinc
Trail	37	49	92	66
Red Dog	99	93	223	196
Pend Oreille	2	-	2	-
Other	5	(2)	5	(1)
	143	140	322	261
Energy	1	-	2	1
Gross profit before depreciation and amortization	$676	$636	$1,361	$1,370

38    Teck Resources Limited 2015 Second Quarter News Release

Coal Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2015	2014	2015	2014

Cost of sales as reported	$729	$807	$1,485	$1,571
Less:
Transportation	(239)	(257)	(481)	(492)
Depreciation and amortization	(180)	(177)	(366)	(355)
Inventory write-down	(15)	(14)	(15)	(44)
Adjusted cash cost of sales	$295	$359	$623	$680
Tonnes sold (millions)	6.5	6.8	13.3	13.0
Per unit costs - CAD$/tonne
Adjusted cash cost of sales	45	$53	$47	$52
Transportation	36	37	36	38
Inventory write-down	2	2	1	3
Cash unit costs - CAD$/tonne	$83	$92	$84	$93

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.23	$1.09	$1.24	$1.10
Per unit costs - US$/tonne (1)
Adjusted cash cost of sales	$36	$49	$38	$47
Transportation	30	34	29	35
Inventory write-down	2	2	1	3
Cash unit costs - US$/tonne	$68	$85	$68	$85

Note:
(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

39    Teck Resources Limited 2015 Second Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2015	2014	2015	2014

Revenue as reported	$704	$650	$1,227	$1,302
By-product revenue (A) (1)	(66)	(68)	(128)	(123)
Smelter processing charges	62	45	104	84
Adjusted revenue	$700	$627	$1,203	$1,263

Cost of sales as reported	$533	$490	$959	$942
Less:
Depreciation and amortization	(146)	(133)	(259)	(251)
Inventory write-down	(3)	-	(8)	-
By-product cost of sales (B) (1)	(10)	(8)	(21)	(16)
Adjusted cash cost of sales	$374	$349	$671	$675

Payable pounds sold (millions) (C)	207.2	187.2	359.1	364.1

Adjusted per unit cash costs - CAD$/pound
Adjusted cash cost of sales	$1.81	$1.86	$1.87	$1.85
Smelter processing charges	0.30	0.24	0.29	0.23
Total cash unit costs - CAD$/pound (D)	$2.11	$2.10	$2.16	$2.08

Cash margin for by-products – CAD$/pound ((A - B)/C) (1)	$(0.27)	$(0.32)	$(0.30)	$(0.29)
Net cash unit cost CAD$/pound (2)	$1.84	$1.78	$1.86	$1.79

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.23	$1.09	$1.24	$1.10

Adjusted per unit costs – US$/pound (3)
Adjusted cash cost of sales	$1.47	$1.71	$1.51	$1.69
Smelter processing charges	0.24	0.22	0.24	0.21
Total cash unit costs - US$/pound (1)	$1.71	$1.93	$1.75	$1.90

Cash margin for by-products – US$/pound	$(0.22)	$(0.29)	$(0.24)	$(0.27)
Net cash unit costs – US$/pound	$1.49	$1.64	$1.51	$1.63

Notes:
(1)	By-products includes both by-products and co-products.
(2)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb equivalent.
40    Teck Resources Limited 2015 Second Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the headings “Outlook,” that appear in this release but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our expectation that we will be able to maintain unit costs, reduce inventories and meet all contracted and committed coal sales during our coal shutdowns, anticipated coal production and sales for the third quarter, the annual coal production forecast, copper production guidance, the anticipated timing and benefits of the Highland Valley crusher relocation project, expectation that Antamina throughput rates will continue above original design capacity rates, expectation that we will receive approval of the Quebrada Blanca SEIA by the end of the third quarter, timing of full production at Pend Oreille, anticipated zinc sales volumes, timing of oil production at Fort Hills, the expectation that our cash and credit lines are sufficient to meet our capital commitments and working capital needs, our ability to manage our capital spending profile, cost and production forecasts at our business units and individual operations, sales volume and selling prices for our products (including settlement of coal contracts with customers), timing of a regulatory approval for the Frontier energy project and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit
41    Teck Resources Limited 2015 Second Quarter News Release

ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules may be adjusted by our partners.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated coal sales volumes and average coal prices for the quarter depend on timely arrival of vessels and performance of our coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2015 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, July 23, 2015. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

.
42    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2015
(Unaudited)

Teck

43    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except for share data)	2015	2014	2015	2014

Revenue	$1,999	$2,009	$4,023	$4,093

Cost of sales	(1,688)	(1,711)	(3,364)	(3,388)
Gross profit	311	298	659	705

Other operating expenses
General and administration	(24)	(30)	(49)	(61)
Exploration	(15)	(14)	(28)	(26)
Research and development	(13)	(7)	(20)	(16)
Other operating income (expense) (Note 2)	(21)	(35)	(88)	(138)
Profit from operations	238	212	474	464

Finance income	-	1	1	2
Finance expense (Note 3)	(78)	(75)	(157)	(144)
Non-operating income (expense) (Note 4)	(2)	14	(24)	1
Share of losses of associates and joint ventures	-	(1)	(1)	(2)
Profit before tax	158	151	293	321

Provision for income taxes	(90)	(66)	(153)	(159)
Profit for the period	$68	$85	$140	$162

Profit attributable to:
Shareholders of the company	$63	$80	$131	$149
Non-controlling interests	5	5	9	13
Profit for the period	$68	$85	$140	$162

Earnings per share
Basic	$0.11	$0.14	$0.23	$0.26
Diluted	$0.11	$0.14	$0.23	$0.26

Weighted average shares outstanding (millions)	576.2	576.2	576.2	576.3

Shares outstanding at end of period (millions)	576.2	576.1	576.2	576.1

44    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2015	2014	2015	2014

Profit for the period	$68	$85	$140	$162

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(15), $(32), $76 and $4)	(12)	(64)	97	14
Change in fair value of available-for-sale financial instruments (net of taxes of $nil, $(1), $(1) and $(2))	3	10	7	18
Cash flow hedges (net of taxes of $(1), $(1), $(1) and $(2))	4	4	4	7
	(5)	(50)	108	39
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $(23), $3, $(18) and $4)	44	(1)	34	3
Total other comprehensive income (loss) for the period	39	(51)	142	42
Total comprehensive income for the period	$107	$34	$282	$204

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$40	$(47)	$135	$42
Non-controlling interests	(1)	(4)	7	-
	$39	$(51)	$142	$42

Total comprehensive income attributable to:
Shareholders of the company	$103	$33	$266	$191
Non-controlling interests	4	1	16	13
	$107	$34	$282	$204

45    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2015	2014	2015	2014

Operating activities
Profit for the period	$68	$85	$140	$162
Items not affecting operating cash flows:
Depreciation and amortization	365	338	702	665
Provision for (recovery of) deferred income taxes	30	-	32	(15)
Share of losses of associates and joint ventures	-	1	1	2
Gain on sale of investments and assets	(6)	-	(41)	-
Foreign exchange (gains) losses	-	(14)	21	(4)
Finance expense	78	75	157	144
Other	(4)	35	29	36
	531	520	1,041	990
Net change in non-cash working capital items	(199)	(84)	(337)	(9)
	332	436	704	981
Investing activities
Purchase of property, plant and equipment	(329)	(335)	(700)	(735)
Capitalized production stripping costs	(175)	(199)	(341)	(403)
Expenditures on financial investments and other assets	(11)	(18)	(54)	(26)
Proceeds from the sale of investments and other assets	22	3	64	5
	(493)	(549)	(1,031)	(1,159)
Financing activities
Issuance of debt	28	-	28	12
Repayment of debt	(42)	(24)	(57)	(38)
Debt interest paid	(39)	(33)	(216)	(191)
Purchase and cancellation of Class B subordinate voting shares	-	(5)	-	(5)
Dividends paid	-	-	(259)	(259)
Distributions to non-controlling interests	(3)	(4)	(5)	(11)
	(56)	(66)	(509)	(492)

Effect of exchange rate changes on cash and cash equivalents	(23)	(76)	134	29
Decrease in cash and cash equivalents	(240)	(255)	(702)	(641)

Cash and cash equivalents at beginning of period	1,567	2,386	2,029	2,772
Cash and cash equivalents at end of period	$1,327	$2,131	$1,327	$2,131

46    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
(CAD$ in millions)	2015	2014

ASSETS

Current assets
Cash and cash equivalents	$1,327	$2,029
Current income taxes receivable	72	100
Trade accounts receivable	1,099	1,036
Inventories (Note 5)	1,886	1,752
	4,384	4,917

Financial and other assets	943	894
Investments in associates and joint ventures	38	32
Property, plant and equipment (Note 6)	29,787	28,925
Deferred income tax assets	347	361
Goodwill	1,749	1,710
	$37,248	$36,839

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,451	$1,663
Dividends payable (Note 8(d))	86	259
Current income taxes payable	10	59
Debt (Note 7)	419	428
	1,966	2,409

Debt (Note 7)	8,653	8,013
Deferred income tax liabilities	6,153	6,091
Retirement benefit liabilities	577	572
Other liabilities and provisions	852	918

Equity
Attributable to shareholders of the company	18,797	18,606
Attributable to non-controlling interests	250	230
	19,047	18,836
	$37,248	$36,839

47    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Six months ended June 30,
(CAD$ in millions)	2015	2014

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,502	6,503
Share repurchase	-	(2)
Issued on exercise of options	-	1
End of period	6,502	6,502

Retained earnings
Beginning of period	11,723	11,853
Profit for the period attributable to shareholders of the company	131	149
Dividends declared	(86)	(259)
Share repurchase	-	(2)
Remeasurements of retirement benefit plans	34	3
End of period	11,802	11,744

Contributed surplus
Beginning of period	149	130
Share option compensation expense	11	8
End of period	160	138

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 8(b))
Beginning of period	225	104
Other comprehensive income	135	42
Less remeasurements of retirement benefit plans recorded in retained earnings	(34)	(3)
End of period	326	143

Non-controlling interests
Beginning of period	230	214
Profit for the period attributable to non-controlling interests	9	13
Other comprehensive income attributable to non-controlling interests	7	-
Other	9	-
Dividends or distributions	(5)	(11)
End of period	250	216
Total equity	$19,047	$18,750

48    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).
These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. The Board of Directors authorized these financial statements for issue on July 22, 2015.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2015	2014	2015	2014

Settlement pricing adjustments	$(32)	$31	$(76)	$(32)
Share-based compensation (Note 8(a))	2	(12)	(12)	(13)
Environmental and care and maintenance costs	13	(27)	1	(37)
Social responsibility and donations	(1)	(3)	(4)	(8)
Gain on sale of assets	1	-	36	-
Impairment of operating assets	-	-	-	(12)
Commodity derivatives	3	(7)	(12)	(4)
Other	(7)	(17)	(21)	(32)
	$(21)	$(35)	$(88)	$(138)

3.	FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2015	2014	2015	2014

Debt interest	$107	$95	$212	$190
Financing fees and discount amortization	2	2	4	3
Net interest expense on retirement benefit plans	2	3	6	8
Accretion on decommissioning and restoration provisions	16	17	31	34
Other	6	3	11	4
	133	120	264	239
Less capitalized borrowing costs	(55)	(45)	(107)	(95)
	$78	$75	$157	$144

49    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2015	2014	2015	2014

Foreign exchange gains (losses)	$-	$14	$(21)	$4
Provision for marketable securities	(6)	-	(7)	-
Gain on sale of investments	4	-	4	-
Other	-	-	-	(3)
	$(2)	$14	$(24)	$1

5.	INVENTORIES

Inventories are recorded at the lower of cost and net realizable value. During the three months ended June 30, 2015, total inventory write-downs were $28 million (June 30, 2014 – $32 million) and were included as part of cost of sales.

During the six months ended June 30, 2015, total inventory write-downs were $32 million (June 30, 2014 – $64 million) and were included as part of cost of sales.

6.	PROPERTY, PLANT AND EQUIPMENT

Critical Accounting Estimates and Judgments – Impairment Testing
In preparing consolidated financial statements, management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses across all reportable segments. Management makes estimates and judgments that are believed to be reasonable under the circumstances. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates and judgments are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. Impairment testing is an area that requires significant judgment, both in assessing whether certain factors would be considered an indicator of impairment and when an indicator is present, determining the inputs used in preparing discounted cash models.

We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, when impairment testing is required. When impairment testing is required, discounted cash flow models are used to determine the recoverable amounts of respective assets. Significant assumptions used in preparing these discounted cash flow models include commodity prices, reserves and resources, operating costs, capital expenditures, discount rates, foreign exchange rates, tax assumptions and inflation rates. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate and are reviewed by senior management. Changes in these inputs may alter the results of impairment testing, the amount of impairment charges recorded in the statement of income and the resulting carrying values of assets.

50    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	PROPERTY, PLANT AND EQUIPMENT, continued

During the second quarter we performed a detailed review of impairment indicators across all of our operations and assets. For Teck Coal, Quebrada Blanca and Carmen de Andacollo, we perform impairment testing of our goodwill annually. Our last goodwill impairment test was completed as at October 31, 2014. Since that date, we have not identified an indicator of impairment for any of our cash-generating units that would require us to perform an updated analysis of our impairment with the exception of Fort Hills. Even in the absence of an indicator of impairment, we continuously assess commodity prices, discount rates, operating costs, capital expenditures and other key inputs to determine what effect, if any, updated information could have on our most recent impairment test results. Based on this analysis, we have not identified any significant changes in our assumptions since our disclosures as at December 31, 2014.

Fort Hills

During the second quarter, in light of conditions in the oil market, we performed an analysis of impairment of our 20% interest in the Fort Hills project and did not identify an impairment loss. We account for our investment in Fort Hills as a joint operation and record our share of the assets, liabilities, revenue and expenses and cash flows from the operation. As at June 30, 2015, our net carrying value for our 20% interest in the Fort Hills project was approximately $2.3 billion. The majority of our carrying value is classified as mineral properties and leases within property, plant and equipment.

The recoverable amount of our 20% interest in Fort Hills was estimated on a fair value less cost of disposal basis. Fair value less cost of disposal was estimated using a discounted cash flow methodology taking into account assumptions likely to be made by market participants. Cash flow projections are based on the life of mine plan for Fort Hills and the cash flows cover a period of 56 years.

Given the nature of expected cash flows used to estimate the recoverable amount, material changes could occur over time as the cash flows are significantly affected by the key assumptions used to estimate the fair value less cost of disposal. For the purposes of estimating the recoverable amount, we have applied an assumed long-term, real WTI oil price of US$82/barrel and our share of estimated remaining capital expenditures of $1.8 billion.

Based on these assumptions, the estimated recoverable amount in respect of our interest in Fort Hills exceeds the carrying value by a significant amount. The recoverable amount is sensitive to changes in key assumptions and future changes in these assumptions, individually or in combination, could result in the recoverable amount being less than the carrying value and an impairment adjustment.

51    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	DEBT

(CAD$ in millions)	June 30, 2015		December 31, 2014

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

5.375% notes due October 2015 (US$300 million)	$375	$378	$348	$358
3.15% notes due January 2017 (US$300 million)	374	381	347	356
3.85% notes due August 2017 (US$300 million)	372	387	345	360
2.5% notes due February 2018 (US$500 million)	621	612	577	569
3.0% notes due March 2019 (US$500 million)	621	602	577	567
4.5% notes due January 2021 (US$500 million)	620	602	576	581
4.75% notes due January 2022 (US$700 million)	869	817	807	796
3.75% notes due February 2023 (US$750 million)	925	809	859	788
6.125% notes due October 2035 (US$700 million)	858	734	796	752
6.0% notes due August 2040 (US$650 million)	808	653	750	672
6.25% notes due July 2041 (US$1,000 million)	1,235	1,011	1,147	1,075
5.2% notes due March 2042 (US$500 million)	616	461	572	491
5.4% notes due February 2043 (US$500 million)	617	468	573	490
Antamina term loan due April 2020	28	28	26	26
Other	133	133	141	141
	9,072	8,076	8,441	8,022
Less current portion of long-term debt	(419)	(422)	(428)	(438)
	$8,653	$7,654	$8,013	$7,584

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 12).

8.	EQUITY

a)	Share-Based Compensation

During the second quarter of 2015, we granted 135,775 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $18.29, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $5.47 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.05%, a dividend yield of 1.64% and an expected volatility of 41%.

During the second quarter of 2015, we issued 127,801 deferred, restricted and performance share units to employees and directors. Deferred, restricted and performance share units issued vest immediately for directors and vest in three years for employees. Furthermore, the performance share units have a performance vesting criterion that may increase or decrease the number of units ultimately vested. The total number of deferred, restricted and performance share units outstanding at June 30, 2015 was 4,496,549.
52    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	EQUITY, continued

A share-based compensation expense of $12 million (2014 - $13 million) was recorded for the six months ended June 30, 2015 in respect of all outstanding share options and units.
b)            Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are:

	June 30,	June 30,
(CAD$ in millions)	2015	2014

Currency translation adjustment	$332	$117
Unrealized gain on available-for-sale financial instruments (net of tax of $(1) and $(2))	11	23
Unrealized gain on cash flow hedges (net of tax of $nil and $(1))	-	5
	$343	$145

Accumulated other comprehensive income attributable to:
Shareholders of the company	$326	$143
Non-controlling interests	17	2
	$343	$145

c)	Normal Course Issuer Bid

Our current normal course issuer bid expired on July 1, 2015.

d)	Dividends

Dividends of $0.15 per share were declared on our Class A common and Class B subordinate voting shares with a record date of June 15, 2015 and were paid on July 2, 2015.

53    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.    SEGMENTED INFORMATION
Based on the principal products we produce and our development projects, we have five reportable segments - coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out on terms that arm’s length parties would use. Total assets does not include intra-group receivables between segments.

	Three months ended June 30, 2015
(CAD$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenue	$764	$704	$624	$1	$-	$2,093
Less: Inter-segment revenue	-	-	(94)	-	-	(94)
Revenue	764	704	530	1	-	1,999
Cost of sales	(729)	(533)	(425)	(1)	-	(1,688)
Gross profit	35	171	105	-	-	311
Other operating income (expenses)	(7)	(49)	27	(4)	(40)	(73)
Profit from operations	28	122	132	(4)	(40)	238

Net finance expense	(8)	(5)	(8)	-	(57)	(78)
Non-operating income (expenses)	-	1	(2)	-	(1)	(2)
Share of losses of associates and joint ventures	-	-	-	-	-	-
Profit before tax	20	118	122	(4)	(98)	158
Capital expenditures	$131	$119	$41	$213	$-	$504

54    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.         SEGMENTED INFORMATION, continued

	Three months ended June 30, 2014
(CAD$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenue	$833	$650	$599	$-	$-	$2,082
Less: Inter-segment revenue	-	-	(73)	-	-	(73)
Revenue	833	650	526	-	-	2,009
Cost of sales	(807)	(490)	(414)	-	-	(1,711)
Gross profit	26	160	112	-	-	298
Other operating income (expenses)	(12)	32	(32)	(4)	(70)	(86)
Profit from operations	14	192	80	(4)	(70)	212

Net finance expense	(9)	(6)	(9)	-	(50)	(74)
Non-operating income (expenses)	(7)	1	(4)	-	24	14
Share of losses of associates and joint ventures	-	-	-	-	(1)	(1)
Profit before tax	(2)	187	67	(4)	(97)	151
Capital expenditures	$187	$140	$52	$149	$6	$534

	Six months ended June 30, 2015
(CAD$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenue	$1,629	$1,227	$1,338	$2	$-	$4,196
Less: Inter-segment revenue	-	-	(173)	-	-	(173)
Revenue	1,629	1,227	1,165	2	-	4,023
Cost of sales	(1,485)	(959)	(917)	(3)	-	(3,364)
Gross profit	144	268	248	(1)	-	659
Other operating income (expenses)	(19)	(88)	7	(5)	(80)	(185)
Profit from operations	125	180	255	(6)	(80)	474

Net finance expense	(15)	(7)	(17)	-	(117)	(156)
Non-operating income (expenses)	20	(1)	21	-	(64)	(24)
Share of losses of associates and joint ventures	-	-	-	-	(1)	(1)
Profit before tax	130	172	259	(6)	(262)	293
Capital expenditures	257	244	73	466	1	1,041
Goodwill	1,203	546	-	-	-	1,749
Total assets	$16,948	$10,665	$3,417	$3,822	$2,396	$37,248

55    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.        SEGMENTED INFORMATION, continued

	Six months ended June 30, 2014
(CAD$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,713	$1,302	$1,202	$1	$-	$4,218
Less: Inter-segment revenues	-	-	(125)	-	-	(125)
Revenues	1,713	1,302	1,077	1	-	4,093
Cost of sales	(1,571)	(942)	(874)	(1)	-	(3,388)
Gross profit	142	360	203	-	-	705
Other operating income (expenses)	(16)	(46)	(44)	(5)	(130)	(241)

Profit from operations	126	314	159	(5)	(130)	464

Net finance expense	(19)	(12)	(16)	-	(95)	(142)
Non-operating income (expenses)	1	(5)	(1)	-	6	1
Share of profit (loss) from associates	-	-	-	-	(2)	(2)
Profit before tax	108	297	142	(5)	(221)	321
Capital expenditures	397	318	99	314	10	1,138
Goodwill	1,203	466	-	-	-	1,669
Total assets	$17,553	$9,469	$3,162	$2,828	$3,251	$36,263

10.     CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2015, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Residential soil testing within the study site has identified certain properties where remediation will be required. Discussions are ongoing between TAI and EPA regarding the scope of remediation and additional sampling that will be required. The cost of the initial round of residential soil remediation and additional sampling is not expected to be material.

The Lake Roosevelt litigation involving Teck Metals Limited (TML) in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in a subsequent phase of the case.

56    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.     CONTINGENCIES, continued

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of the plaintiffs. The plaintiffs have subsequently filed amended pleadings in relation to air emissions. The Court dismissed a motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs, and a subsequent TML motion seeking reconsideration of the dismissal. TML has been granted leave to appeal these decisions in the Ninth Circuit on an interlocutory basis, and the appeal is expected to be heard around the end of 2015.

A hearing with respect to liability in connection with air emissions, if that claim survives, and related past response costs has been deferred in light of the interlocutory appeal, and a subsequent hearing with respect to claims for natural resource damages and assessment costs is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

11.    SEASONALITY OF SALES
Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter and our results in the last two quarters of the year reflect higher profits and cash flows as finished inventories are sold.

57    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

12.     FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents and marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

58    Teck Resources Limited 2015 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

12.     FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at June 30, 2015 and December 31, 2014 are summarized in the following table:

(CAD$ in millions)	June 30, 2015				December 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$1,049	$-	$-	$1,049	$1,651	$-	$-	$1,651
Marketable equity securities	282	-	-	282	270	-	-	270
Debt securities	-	-	12	12	-	-	16	16
Settlements receivable	-	872	-	872	-	886	-	886
Derivative instruments	-	2	-	2	-	-	-	-
	$1,331	$874	$12	$2,217	$1,921	$886	$16	$2,823

Financial liabilities
Derivative instruments	$-	$16	$-	$16	$-	$23	$-	$23
Settlements payable	-	35	-	35	-	23	-	23
	$-	$51	$-	$51	$-	$46	$-	$46

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at June 30, 2015 or December 31, 2014.

13.     SUBSEQUENT EVENT

On July 8th, 2015, our wholly owned subsidiary Compañia Minera Teck Carmen de Andacollo (“CDA”) sold an interest in gold reserves and resources from the Andacollo mine to RGLD Gold AG (“RGLDAG”), a wholly owned subsidiary of Royal Gold, Inc. Under the terms of the agreement, RGLDAG will be entitled to an amount of gold equal to 100% of the payable gold produced from the Carmen de Andacollo mine until 900,000 ounces have been delivered, and 50% thereafter. RGLDAG will pay a cash price of 15% of the monthly average gold price at the time of each delivery. CDA and Royal Gold Chile Limitada, a wholly owned subsidiary of Royal Gold, Inc., terminated an earlier royalty agreement entered into in 2010. Under the terms of the terminated agreement, Royal Gold Chile Limitada was entitled to a payment based on 75% of payable gold produced from the Carmen de Andacollo mine until 910,000 ounces had been delivered, and 50% thereafter.

We have increased our cash position by US$162 million as a result of CDA entering into a new offtake agreement and terminating the separate royalty agreement from 2010. We will record the transaction on a net basis as a sale of a partial mineral property interest and the net consideration will be accounted for as a recovery of mineral property costs. Accordingly, no gain or loss will be recognized on the transaction. The 15% payment contains an embedded derivative relating to the gold price that will be marked to market each period with changes flowing through profit.

59    Teck Resources Limited 2015 Second Quarter News Release